AMBER OPTOELECTRONICS INC.

5618 Tenth Line West, Unit 9

Mississauga ON L5M 7L9, Canada

Tel. 905.824.6200                                                                                                    Fax. 647.435.5570

July 22, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Attention:

  Mr. Larry Spirgel

  Assistant Director

Re:

Amber Optoelectronics, Inc.

Amendment No. 16 to Form S-1A

Filed July 22, 2009

File No. 333-147225

Dear Mr. Larry Spirgel:

Please find enclosed our comments to your letter dated July 7, 2009, in reference to our Amendment No. 15 on Form S-1 filed June 12, 2009.

I consent to the use in this Registration Statement of Amber Optoelectronics Inc. on Form S-1 of your requirements dated July 22, 2009, which is a part of this Registration Statement.

Please note our address change as above.

Sincerely,

      /S/

John Campana

President

cc: Richard S. Lane, Esq.

Via Facsimile: (212} 737-3259

SEC Comments

Financial Statements for the year ended December 31, 2008

Condensed and Consolidated Statement of Operations, page 29

1.

Please change all sub-headings referring to profit or income, where there is none, to loss.

Revised.  See Page 29

      Note 5 Contents of Significant Accounts (e) License Rights, page 35

2.

Please disclose in greater detail what rights were granted under the license rights     agreement.

Disclosed and included as below. See Page 35

The rights granted by the 20-year Licensing Agreement are exclusive to Amber Optoelectronics, Inc. and specifically grant the Company full authorization, discretion and control over the manufacturing and marketing of the materials, processes and products as specified in detail throughout the six patents covered by the exclusive licensing rights.

3.

Due to, as you note on page 19, the “recent downturn in the global economy” and the probability of significant lowering of orders from your customer base, disclose and tell us whether you tested the carrying value of your licensing rights for recoverability in the year ending December 31, 2008 or the interim period subsequent to year-end. If you did, please provide all applicable disclosures found in paragraph 47 of SFAS 144. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144.

Disclosed and included under Note 5(e) Licensing Right. See Page 35

We did not test the carrying value of the licensing rights for recoverability because we believe that the carrying amount can be recovered due to indications of a global economic recovery.  Other factors contributing to our decision were:

•

The amount to be recovered is a minor amount when amortized over the 20-year life of the licensing agreement.

•

The recoverability on a per-unit product basis is significant and ranges from a low of $3.00 to $12.00 at the high end. The scale of recoverability is increased as the screen size and screen application increase, i.e. standard screen vs. wide-screen applications.

•

We have stated that the amortization of licensing rights will be $31,500 over the next five succeeding years from 2009 through 2013. The amortization period could be changed, should it prove necessary to do so, as management has determined that the exclusive licensing rights allow for a life span of twenty years.

•

The technology underlying these patents related to licensing rights is new and needs to be put into production for commercial use.

•

The production that uses this technology has not been started yet.  When the production is started, management believes that the carrying value of these licensing rights is fully recoverable based on the cash flow projections.

       Financial Statements for the period ended March 31, 2009

       Condensed and Consolidated Statement of Operations, page 39

 4.   Please change all sub-headings referring to profit or income, where there is none, to loss.

       Revised.  See Page 40

3